UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jeffrey T. Hartlin

Paul, Hastings, Janofsky & Walker LLP

1117 S. California Avenue

Palo Alto, California  94304-1106

(650) 320-1804

April 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Private Equity IX, L.P. - 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) PN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of Synutra International, Inc., a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus IX LLC - 20-2975945

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners, LLC - 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus & Co. - 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) PN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus LLC - 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) IN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) IN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2007, as amended by Amendment No. 1 thereto filed with the Commission on April 24, 2008 (“Amendment No. 1”) and Amendment No. 2 thereto filed with the Commission on September 2, 2008 (together the “Initial Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC (WP IX, WP IX LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy collectively being referred to as the “Warburg Pincus Reporting Persons”). The Initial Schedule 13D, as amended by this Amendment, is being referred to as the “Schedule 13D”. The agreement among the Warburg Pincus Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit 13 hereto. This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”).

The Warburg Pincus Reporting Persons are filing this Amendment because effective as of the close of business on April 23, 2011 (the “Maturity Date”), WP IX was deemed to no longer hold beneficial ownership of an aggregate of 1,000,000 shares of Common Stock previously issuable to WP IX pursuant to a Senior Exchangeable Note, dated April 23, 2008  (the “Note”), in the aggregate principal amount of U.S. $30,000,000, which was issued to WP IX by Beams Power Investment Limited, a British Virgin Islands limited liability company and a majority stockholder of the Issuer (“Beams Power”).  From October 31, 2008 until the Maturity Date, the Note was convertible into shares of Common Stock held by Beams Power. As disclosed in Amendment No. 1, Beams Power issued the Note to WP IX pursuant to the Note Purchase Agreement, dated April 23, 2008, between WP IX and Beams Power (the “Note Purchase Agreement”).  Effective as of the Maturity Date, the Note was no longer convertible into shares of Common Stock held by Beams Power.

The foregoing description of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the copy of the Note Purchase Agreement filed as Exhibit 7 to Amendment No. 1 and incorporated herein by reference. The foregoing description of the terms of the Note is qualified in its entirety by reference to the copy of the Note filed as Exhibit 8 to Amendment No. 1 and incorporated herein by reference.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 5.         Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Initial Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of April 23, 2011, WP IX is deemed to beneficially own an aggregate of 4,000,000 shares of Common Stock of the Issuer, which represents approximately 7.0% of the outstanding shares of Common Stock of the Issuer in accordance with Rule 13d-3(d) promulgated under the Exchange Act. This percentage is based on 57,300,713 shares of Common Stock outstanding as of February 3, 2011, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on February 3, 2011.

Due to their respective relationships with WP IX and each other, the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 4,000,000 shares of Common Stock of the Issuer, which represented 7.0% of the shares of Common Stock outstanding as of February 3, 2011, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on February 3, 2011.

Each of WP IX LLC, WPP LLC, WP, WP LLC, Messrs. Charles R. Kaye and Joseph P. Landy disclaims beneficial ownership of the Common Stock.

(b) Each of the Warburg Pincus Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote of and to dispose or to direct the disposition of 4,000,000 shares of Common Stock of the Issuer.

(c) Except for the transactions described in the Schedule 13D, no other transactions in shares of the Issuer's Common Stock were effected by the Warburg Pincus Reporting Persons during the last sixty days.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit 13:              Joint Filing Agreement, dated April 26, 2011, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its General Partner,
By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the Commission on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the Commission on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.